Rocky Mountain Fudge Company, Inc.
4596 Russell Street
Salt Lake City, Utah 84117

September 11, 2009

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Via:  EDGAR

Re:	Rocky Mountain Fudge Company, Inc.
SEC File No. 000-51688
Response to September 2, 2009 Letter

To whom it may concern:

This letter is in response to the SEC letter dated September 2, 2009 regarding the amendment to the Form 8-K of Rocky Mountain Fudge Company, Inc. (the “Company”) and Moore & Associates, Chartered.

The Company has retained new independent certifying auditors and, due to the circumstances surrounding Moore & Associates, we are considering the appropriate actions we need to take to address the issue of past audits by Moore & Associates of the Company’s financial statements.  Our first step is to have the new independent auditors re-audit the Company’s financial statements for the year ended December 31, 2008, which were included in our most recent annual report on Form 10-K filed with the SEC.  Based upon the results of that re-audit, we will make a determination as to what further actions, if any, we must necessarily take.

If you require additional information concerning this matter, please contact the undersigned or our special legal counsel, Leonard E. Neilson, telephone number (801) 733-0800.

Sincerely,

Rocky Mountain Fudge Company, Inc.

By:	/S/ Steven D. Moulton
Its:	President